82-4579

ANGLOVAAL MINING

ANGLOVAAL MINING LIMITED
56 MAIN STREET, JOHANNESBURG,
SOUTH AFRICA 2001
PO BOX 62379, MARSHALLTOWN
SOUTH AFRICA 2107
TELEPHONE (011) 634 9111
INTERNATIONAL TELEPHONE (+27 11) 634 9111
FACSIMILE (011) 634 0038
INTERNATIONAL FACSIMILE (+27 11) 634 0038
WWW.AVMIN.CO.ZA

04 JAN 21 7:21

AVMIN

5 January 2004

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

04012276

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

12(g) 3 EXEMPTION : (82-44282)

Enclosed please find a copy of a "Financial effects and further cautionary announcement" published in the press on 22 December 2003.

Yours faithfully
For and on behalf of
Anglovaal Mining Limited

Group Company Secretary

dlw 1/22

ANGLOVAAL MINING

Anglovaal Mining Limited
(Incorporated in the Republic of South Africa)
(Registration number 1933/004580/06)
Share code: AIN ISIN: ZAE000017141
("Avmin")

ARMI

African Rainbow Minerals & Exploration Investments (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/020158/07)
("ARMI")

HARMONY™

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR ISIN: ZAE000015228
("Harmony")

– FINANCIAL EFFECTS; AND
– FURTHER JOINT CAUTIONARY ANNOUNCEMENT

1. INTRODUCTION

Shareholders of Avmin and Harmony are referred to the detailed joint cautionary announcement dated 13 November 2003 regarding a range of indivisible transactions involving Avmin, Harmony and ARMI ("the Transaction").

2. FINANCIAL EFFECTS

The following tables have been prepared for illustrative purposes only and set out the pro forma financial effects of the Transaction per ordinary share of Avmin and Harmony, respectively, based on the audited annual financial statements of Avmin and Harmony for their financial years ended 30 June 2003.

2.1 Avmin financial effects

	[1]Before the Transaction (cents per share)	[2]Adjustments before the Transaction (cents per share)	[3]After the Transaction (cents per share)	Change %
Net asset value	4 407	4 407	4 987	13,2
Net tangible asset value	4 401	4 401	4 984	13,2
Earnings	(170)	194	1 171	503,6
Headline earnings	176	175	291	66,3
Weighted average number of shares	112 046 000	112 046 000	201 796 417	
Number of shares issued	112 601 980	112 601 980	202 352 397	

Notes:

1. The "Before the Transaction" financial information has been extracted, without adjustment, from the Avmin published audited results.
2. The "Adjustments before the Transaction" include adjusting for the sale of Chambishi Metals plc and the placement of 90 000 000 Avgold Limited ("Avgold") shares in April 2003, on the assumption that both were effective 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects.
3. The "After the Transaction" financial information is based on the following:
   - for earnings and headline earnings per share, the Transaction was effective 1 July 2002;
   - for net asset and net tangible asset value per share, the Transaction was effective 30 June 2003;
   - adjusting for the sale of Chambishi Metals plc on the assumption that the Chambishi disposal was effective 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects;
   - Avmin disposed of 90 000 000 Avgold shares, with effect from 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects;
   - Avmin acquired ARMI's 41,5% effective interest in the Modikwa Joint Venture with effect 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects;
   - Avmin acquired Kalplats with effect 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects;
   - adjustments have been made to Modikwa's financial statements to comply with IFRS and accounting policies; and
   - Harmony is equity accounted by bringing in 22,27% of the Harmony earnings for the year to 30 June 2003.
4. A share price of R50,00 per Avmin share, R101,07 per Harmony share and an implied Avgold share price of R10,11 has been used.

2.2 Harmony financial effects

	[1]Before the Transaction (cents per share)	[2]Adjustments before the Transaction (cents per share)	[3]After the Transaction (cents per share)	Change %
Net asset value	4 732	6 361	7 174	12,8
Net tangible asset value	4 732	5 208	5 759	10,6
Earnings	359	721	574	(20,4)
Headline earnings	661	885	715	(19,2)
Weighted average number of shares	177 954 245	241 620 912	278 897 939	
Number of shares issued	184 854 115	248 520 782	285 797 809	

Notes:

1. The "Before the Transaction" effects have been extracted from the annual financial statements of Harmony for the year ended 30 June 2003.
2. The "Adjustments before the Transaction" include adjusting for the effects of:
   - the merger between Harmony and ARMgold; and
   - the acquisition of a total effective interest of 34,5% in Avmin, after adjusting for the effects of Avmin's interest in Chambishi Metals plc on the assumption that these transactions were effective 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects.
3. The "After the Transaction" effects are based on the following assumptions:
   - for earnings and headline earnings per share, the Transaction was effective 1 July 2002;
   - for net asset and net tangible asset value per share, the Transaction was effective 30 June 2003;
   - Avgold disposed of its interest in ETC mine with effect 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects; and
   - Avmin acquired ARMI's 41,5% effective interest in the Modikwa Joint Venture with effect 1 July 2002 for earnings effects and 30 June 2003 for net asset value effects.
4. A share price of R50,00 per Avmin share, as announced in the detailed joint cautionary dated 13 November 2003, has been used.

3. FURTHER JOINT CAUTIONARY ANNOUNCEMENT

Shareholders are advised that the requisite legal agreements are still being finalised. Accordingly, the shareholders of both Avmin and Harmony are advised to continue to exercise caution when trading in their securities until a further announcement is made.

Johannesburg
19 December 2003

Financial adviser and sponsor to Avmin

Deutsche Securities
Member of the Deutsche Bank Group

Financial adviser and sponsor to Harmony and joint financial adviser to ARMI

JPMorgan

Joint financial adviser to ARMI

NEDBANK
CORPORATE

Attorneys to Avmin

DENEYS REITZ
ATTORNEYS

Attorneys to Harmony

CLIFFE DEKKER

Attorneys to ARMI

Bowman Gilfillan

INCE